East Shore Distributors, Inc.
1020 Fourth Avenue
Wall Township, NJ 07719

December 7, 2011

John Reynolds
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	East Shore Distributors, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 31, 2011
File No. 333-176918

Mr. Reynolds:

By letter dated November 15, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided East Shore Distributors, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1/A, filed on October 31, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Description of Business, page 17

1. We partially reissue comment seven of our letter dated October 14, 2011.  Please revise your filing to provide the disclosure regarding government regulation called for by Item 101(h)(4)(ix) of Regulation S-K with respect to the following, as applicable:

•	Obtaining 510(k) approval from the U.S. F.D.A.;

•	Your current and planned business operations in South America; and

•	The importing of your products from China.

In this regard, please also revise to disclose the estimated costs associated with obtaining 510(k) approval, as outlined in your response to prior comment seven.

RESPONSE: We have revised the Registration Statement to include the disclosure called for by Item 101(h)(4)(ix) with respect to the above referenced items.  Please see the new section entitled Government Regulation (page 25).

Our Products, page 17

Alcohol Detection Saliva Strips, page 17

2. We note from your disclosure on page eight, under the risk factor “The ability to successfully deploy our business model…,” that you currently market your products in Argentina.  Please revise the Business section of your prospectus to discuss your current business operations in Argentina.

RESPONSE:  We have revised the disclosure in the section entitled “Current Operations in South America” to clarify that our only current business operations in Argentina consists of attempting to locate purchasers for our alcohol strips and that, to date, we have not been able to locate a purchaser for our product in Argentina (page 25).

Background, page 17

3. We note that this section continues to focus on the United States, despite your apparent focus on South America and your deletion of disclosure regarding your intention to focus on the law enforcement and forensic markets in the United States.  Please revise this section to include disclosure that is more relevant to your target markets.

RESPONSE: We have revised the Registration Statement to remove the references to the United States in the background section as the Company does not currently market products in the United States.  At such time that the Company begins to market its products in the United States we will update our disclosure accordingly (page 17).

Legal BAC Limits Around the World, page 21

4. In light of your intention to market your product in Chile, please revise this table to include information regarding the legal BAC limits in Chile. Also, to the extent you intend to market your alcohol test strips in other South American countries not listed here, please revise to describe the BAC limits in such countries.

RESPONSE: We have updated this table to include the BAC limit in Chile (0.049%).  At such time that we plan to market our alcohol strips in a country not listed in the above referenced table, we will update our disclosure accordingly (page 21).

Methods of BAC Testing, page 21

5. We partially reissue comment eight of our letter dated October 14, 2011.  Please clarify for us the basis for your statements attributed to Dr. Melethil.  If you took such statements from a particular publication, please clarify whether you commissioned the publication.  Also, please advise us of what relationship, if any, you have with Dr. Melethil.

RESPONSE: We have revised the Registration Statement to clarify (i) the origin of statements attributed to Dr. Melethil; (ii) that the publication containing such statements was not commissioned by the Company; and (iii) that the Company has no relationship with Dr. Melethil (page 21).

Limitation of Alcohol Strips, page 24

6. We partially reissue comment 13 of our letter dated October 14, 2011.  Please revise your disclosure to clarify, if true, that although your test strips cannot indicate or measure the exact level of intoxication, they can indicate and measure BAC.  In this regard, we note that the disclosure in this section could be read to contradict your disclosure under Intended Use on page 22.

RESPONSE: We have revised the Registration Statement to clarify that the alcohol strips are able to determine an approximate BAC level using increments of 0.02, beginning at 0.00 up to 0.10 (page 24).

Cosmetics Products, page 25

Current Business Operations, page 27

7. We note your revised disclosure under this subheading and partially reissue comment 14 of our letter dated October 14, 2011.  Please revise your disclosure to provide additional disclosure on the “limited sales” of your cosmetic products.  For example, please revise to disclose the following information to the extent material to an understanding of your business:

•	The market for your past sales (see Item 101(h)(4)(i) of Regulation S-K);

•	Your distribution methods for your past sales and intended future sales pursuant (see Item 101(h)(4)(ii) of Regulation S-K); and

•	The name of your principal supplier (see Item 101(h)(4)(v) of Regulation S-K).

RESPONSE: We have revised the Registration Statement to expand our disclosure related to the above referenced items (page 27).

Future Planned Products, page 27

Competition, page 29

8. We note that your disclosure in this section indicates that several negative side effects of caffeine will be avoided due to the intended formulation of your product.  To provide more balanced disclosure, please either remove such statements or revise your disclosure to describe the negative side effects, if any, associated with your product’s intended formulation.

RESPONSE: We have revised the Registration Statement to remove the language as it relates to the negative side effects of our competitor’s products (page 29).

Management’s Discussion and Analysis…, page 32

9. Please revise your disclosure in this section to address the estimated costs of obtaining FDA approval to the extent you intend to do so over the next 12 months.

RESPONSE: While in the future the Company may apply for FDA 510(k) pre-market notification approval, we do not currently have intentions to do so in the next 12 months.  If (i) the Company applies for FDA 510(k) pre-market notification approval or (ii) the Company plans to apply for FDA 510(k) pre-market notification approval, the Company will update its disclosure accordingly.

Results of Operations, page 32

For the Three Months Ended August 31, 2011, page 33

10. Please revise to discuss the reason(s) for the changes in revenues, cost of sales and general and administrative expenses between the comparable interim periods presented.  Also revise to include a discussion of your results of operations for the six months ended August 31, 2011.

RESPONSE: We have revised our results of operations for the three months ended August 31, 2011 compared to the period from inception to August 31, 2010.  We have also revised this section to include the results of operations for the six months ended August 31, 2011 (page 33).

Liquidity and Capital Resources, page 33

11. We note you anticipate that your operational, and general and administrative expenses for the next 12 months will total approximately $100,000; and that these expenses will be financed through the Company’s cash on hand of $27,768 as of August 31, 2011, plus approximately $72,000 in profits from sales.  Given your revenue of $32,700, gross profit of $5,144 and gross profit margin of approximately 16% from June 11, 2011 (inception) through August 31, 2011, please explain to us the basis for your estimated profits from sales of $72,000 over the next 12 months.

RESPONSE: We have amended this section to state that we intend that the approximate $72,000 needed in order to fund our business operations will be derived from fundraising efforts, as opposed to Company sales, as the Company’s past sales history is not consistent or extensive enough to rely on for working capital (page 33).

February 28, 2011 Financial Statements

Notes to Financial Statements, page F-7

12. We note on page F-7 that you are a global distribution company, with intentions to market and distribute a wide variety of consumer products to various purchasers throughout the world, with an initial focus in South America and the United States.  We further note on page 25 that all of your sales and operations have been focused in South America and, to-date you have made limited sales of your alcohol strips to purchasers in Brazil.  Please revise to provide the geographic areas disclosures required by ASC 280-10-50-41(a) for both your annual and interim financial statements.

RESPONSE: We have revised our annual and interim financial statements to include the geographic areas disclosures required by ASC 280-10-50-41(a).

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alex Fridman
Alex Fridman
Chief Executive Officer
East Shore Distributors, Inc.